SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                         Nova Scotia Power Incorporated
                        (Name of foreign utility company)

                               Emera Incorporated
    (Name of filing company, if filed on behalf of a foreign utility company)

          Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Emera Incorporated ("Emera") files this form to notify the Securities and Exchange Commission that its direct subsidiary company Nova Scotia Power Incorporated ("NSPI") is a foreign utility company within the meaning of Section 33 of the Act.

Item 1. State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

          NSPI, located at 18th Floor Barrington Tower, Scotia Square, P.O. Box 910, Halifax, Nova Scotia , Canada B3J2W5, is a wholly owned subsidiary of Emera, a Crown Corporation formed under the laws of the Province of Nova Scotia, Canada. NSPI is an electric utility company and a Crown Corporation formed under the laws of the Province of Nova Scotia, Canada. NSPI owns and operates a vertically integrated electric utility system in Nova Scotia. NSPI serves 440,000 customers in Nova Scotia with 2,183 MW of generating capacity, approximately 5,200 km of transmission lines, 24,000 km of distribution lines, associated substations and other facilities. NSPI's electric generation, transmission and distribution facilities are located exclusively within Nova Scotia. NSPI has no retail gas distribution facilities.

Item 2. State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

          Bangor Hydro-Electric Company ("BHE"), a public utility and holding company currently exempt by order under Section 3(a)(1) of the 1935 Act, and its public utility subsidiary companies, Maine Electric Power Company, Inc. and Chester SVC, will become associate companies of NSPI upon the consummation of a merger between Emera and BHE. The merger is expected to occur shortly. After the merger, BHE and its subsidiaries will be indirect subsidiaries of Emera. Emera will hold NSPI as a direct subsidiary in a corporate chain separate from BHE. Consequently, NSPI and BHE will not be affiliates. Neither BHE nor its subsidiaries have any direct or indirect ownership interest in NSPI, and they have not paid any of the purchase price for Emera's interest in NSPI.

Exhibit A. Certification of the Maine Public Utilities Commission Under Section 33(a)(2) of the Act dated January 5, 2001.

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        //s// Richard J. Smith
                                        Richard J. Smith
                                        Emera Incorporated
                                        Corporate Secretary and General Counsel


Date:   June 26, 2001

          EXHIBIT INDEX

A. Certification of the Maine Public Utilities Commission Under Section 33(a)(2) of the Act dated January 5, 2001.